UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

(Name of Subject Company (Issuer))

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Barry Fink, Esq.

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, NY 10020

(800) 869-6397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Barry B. Barbash, Esq.

Shearman & Sterling

801 Pennsylvania Avenue NW, Suite 900

Washington, DC 20004

(202) 508-8000

April 16, 2003

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$221,976,661 (a)	Amount of Filing Fee:	$17,957.85 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,957.85

Form or Registration No.: Schedule TO-I, Registration No. 005-79001

Filing Party: Morgan Stanley Institutional Fund of Hedge Funds LP

Date Filed: April 16, 2003

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on April 16, 2003 by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Partnership”), and amended on April 24, 2003, in connection with an offer (the “Offer”) by the Partnership to purchase up to 25% of limited partnership interests or portions thereof in the Partnership (“Interests”) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 16, 2003.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Limited partners of the Partnership (“Limited Partners”) that desired to tender an Interest, or a portion of an Interest, for purchase, were required to submit their tenders by 12:00 midnight, New York time, on May 16, 2003. Limited Partners were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on May 31, 2003.

2.	As of May 16, 2003, no Limited Partners submitted indications to tender Interests or portions thereof, and therefore no Interests or portions thereof were accepted or will be purchased by the Partnership pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/s/ RONALD E. ROBISON
Name: Ronald E. Robison Title: President

June 11, 2003

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